Submitted as Confidential Correspondence (CORRESP)

to the U.S. Securities and Exchange Commission

via EDGAR Filing System

Value Exchange International, Inc.

Unit 602, Block B, 6 Floor, Shatin Industrial Centre, 5-7 Yuen Shun Circuit,

Shatin, N.T., Hong Kong SAR

Telephone: (852) 2950 4288

October 2, 2023

Division of Corporation Finance
Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Gowetski, SEC Staff Attorney

Re: Value Exchange International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
File No. 000-53537

Dear Ms. Gowetski:

Per your telephone conversation with U.S. legal counsel on September 27, 2023, the directors of Value Exchange International, Inc. (“Company”) wish to provide sworn statements as part of the Company’s response (“Response”) to the September 22, 2023 Staff Comment Letter, which sworn statements and the Response should be ready for submission to the Staff on or about October 17, 2023.

Please contact Paul Richter, U.S. legal counsel, at (703) 725-7299 or pwr@pwrichtersec.com if you have any comment to this letter.

Sincerely,

/s/ Channing Au

Channing Au, Chief Financial Officer

cc:        Paul W. Richter, U.S. Legal Counsel